Pistil & Pollen, LLC (Jane West Companies)
Consolidated Balance Sheet
All amounts tied to trial balances as of Feb 25, 2023

	Pistil & Pollen Dec 31 2022	JW Homegoods Dec 31 2022	Electric Feel Dec 31 2022	Her Goods Dec 31 2022	Consolidated Dec 31 2022
ASSETS					
Current assets					
Cash	$ 492	$ 3,882	$ 332	$ -	$ 4,706
Accounts receivable	-	16,973	-	-	16,973
Prepaid expenses	-	2,453	-	-	2,453
Inventory	-	183,915	-	-	183,915
Due from Jane West		(190)			(190)
Due from JW Homegoods (EF)	-	-	1,096,578	-	-
Due from JW Homegoods (P&P)	126,528	-	-	-	-
Due from Electric Feel (P&P)	376,172	-	-	-	-
Other current assets (Square / Weebly)	-	-	-	-	-
Other current assets (owed to Jane for credit card)	-	-	-	-	-
Total current assets	503,191	207,033	1,096,910	-	207,857
Accumulated amortization of intangibles	-	-	-	-	-
Investment in Electric Feel	90,457	-	-	-	-
Investment in JW Homegoods	(5,948)	-	-	-	-
Investment in Her Goods	-	-	-	-	-
Fixed assets - Tooling, net	-	-	-	-	-
Intangible assets - Trademarks, net (+Trip Dutch)	223,331	-	-	-	223,331
Total assets	$ 811,032	$ 207,033	$ 1,096,910	$ -	$ 431,188
LIABILITIES + MEMBERS' CAPITAL					
Current liabilities					
Accounts payable/credit cards	$ 192,121	$ 129,483	$ -	$ -	$ 321,604
Due to related party	-	-	-	-	-
Accrued expenses/due to Jane/PPP loan	-	-	-	-	-
Customer deposits (deferred revenue)	-	2,838	-	-	2,838

Deferred wages	-	-	473,643	-	473,643
Total current liabilities	192,121	132,321	473,643	-	798,085
Other liabilities (Square / Weebly)	-	(11,006)	11,005	-	(1)
Due to (from) Her Goods	-	(1,079)	-	1,079	-
Due to Pistil & Pollen (JW)	-	126,528	-	-	0
Due to Pistil & Pollen (EF)	-	-	376,172	-	0
Due to Electric Feel	-	1,096,578	-	-	-
Total liabilities	192,121	1,343,342	860,820	1,079	798,085
MEMBERS' CAPITAL					
Members' Capital, contributions net	1,536,898	-	-	-	1,536,898
Additional paid-in-capital - SAFE	629,161	-	-	-	629,161
Accumulated deficit (P&P)	(1,524,368)	-	-	-	(1,524,368)
Accumulated deficit (JW)	-	(928,380)	-	-	(928,380)
Accumulated deficit (earnings) (EF)	-	-	150,142	-	150,142
Accumulated deficit (HG)	-	-	-	(1,069)	(1,069)
Net Income (cumulative YTD P&P)	(22,780)	-	-	-	(22,780)
Net Income (cumulative YTD JW)	-	(201,982)	-	-	(201,982)
Net Income (cumulative YTD EF)	-	-	(4,509)	-	(4,509)
Net Income (cumulative YTD HG)	-	-	-	(10)	(10)
Contributions Pistil & Pollen LLC (JW)	-	(5,947)	-	-	1
Contributions Pistil & Pollen LLC (EF)	-	-	90,457	-	-
Contributions Pistil & Pollen LLC (HG)	-	-	-	-	-
Total Equity	618,911	(1,136,309)	236,090	(1,079)	(366,896)
Total liabilities and equity	$ 811,031	$ 207,033	$ 1,096,910	$ -	$ 431,188
	0	(0)	-	-	0